FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                        No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                        No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                        No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item
1.	Press release dated August 24, 2005, entitled “Telecom Argentina Announces the Closing of its Debt Restructuring.”

Item 1

FOR IMMEDIATE RELEASE

Market Cap: Pesos 6.9 billion
August 24, 2005

Contacts:

Pablo Caride

Pedro Insussarry

Telecom Argentina

(54-11) 4968-3627/3743

TELECOM ARGENTINA ANNOUNCES

THE CLOSING OF ITS DEBT RESTRUCTURING

Buenos Aires, August 24, 2005 – Telecom Argentina S.A. (BASE: TECO2, NYSE: TEO) (“Telecom Argentina” or the “Company”) announced today that it intends to close its debt restructuring process by issuing the Notes and paying the cash consideration on August 31, 2005 (the “Issuance Date”), in exchange for the Outstanding Debt, in accordance with the terms of the Acuerdo Preventivo Extrajudicial entered into by Telecom Argentina and its financial creditors (the “APE”). The APE was homologated by the Argentine Court on May 26, 2005, decision that became final on June 10, 2005. Moreover, the period for non-consenting creditors to elect any of the options offered by the APE expired on July 4, 2005, date as of which the APE can be implemented.

On the Issuance Date, Telecom Argentina will comply with the terms of the APE, by paying the following concepts:

1.	Cash payment to Holders of Outstanding Debt that have elected Option C (as defined in the APE), equivalent to 85% of the Principal Face Amount of their Outstanding Debt, payable in US Dollars, or its equivalent in Pesos for Argentine Residents, at the prevailing foreign exchange rate at the Issuance Date.

2.	Cash Payment to Holders of Outstanding Debt that have elected Option B (as defined in the APE), and that in accordance to the APE will receive in cash 31.875% of the Principal Face Amount of their Outstanding Debt (equivalent to 85% of 37.5% allocated from Option B to Option C, as defined in the APE), payable in US Dollars, or its equivalent in Pesos for Argentine Residents, at the prevailing foreign exchange rate at the Issuance Date.

3.	Delivery of the Notes, in accordance to the Option elected in the APE by each Holder of Outstanding Debt, or Option A for non-consenting creditors, as contemplated in the APE.

4.	Interest Payments for the period commencing on January 1, 2004 and ending August 31, 2005, based on the nominal amount of Notes to be received in accordance to point 3 above, and in accordance to the following interest rates:

Notes to be received in accordance to the option elected by each holder of Outstanding Debt	Annual Interest Rate	Equivalent Rate for the period January 1, 2004 through August 31, 2005
Option A in Pesos	3.23%	5.3715%
Option A in US Dollars	5.53%	9.2167%
Option A in Euros	4.83%	8.0324%
Option A in Yen	1.93%	3.2096%
Option B in US Dollars	9.00%	15.0000%

5.	Interest Payments for the period commencing on January 1, 2004 and ending August 31, 2005, on the cash received as described in points 1 and 2 in accordance to the following interest rates:

Cash to be received in accordance to the option elected by each holder of Outstanding Debt	Annual Interest Rate	Equivalent Rate for the period January 1, 2004 through August 31, 2005
Option C in US Dollars	2.28%	3.7938%

Interest described in points 4 and 5, will be calculated as described in the APE, and in accordance to the option elected by each holder of Outstanding Debt, or Option A for those non-consenting creditors (as stated in the APE).

Furthermore, Telecom Argentina announces that on Issuance Date, it will make the following payments under the Notes:

(i)	The principal amortization payments with scheduled payment dates of October 15, 2004 and April 15, 2005 (as described in the APE), in accordance to following percentages of original principal amount of the Notes:

Series	Scheduled Payment Dates	Percentage of original principal amount
A	October 15, 2004 April 15, 2005	3.20% 2.80%

	TOTAL	6.00%

B	October 15, 2004 April 15, 2005	4.00% 5.00%

	TOTAL	9.00%

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The principal amortization payments will be made in cash, in the currency in which each Series is denominated (Pesos, Euros, US Dollars, and Yen). Holders of Notes denominated in foreign currency that are residents in Argentina, will receive payments in pesos at the prevailing foreign exchange rate as of the Issuance Date.

(ii)	the cash amounts reserved but not applied pursuant to Option C (as defined in the APE), which will be applied as a Note Payment (as defined in the Notes).

(iii)	A Note Payment (as defined in the Notes).

Payments described in clauses (ii) and (iii) will result in the payment in whole of the principal amortization payments scheduled for October 15, 2005, April 15, 2006, October 15, 2006, April 15, 2007, and October 15, 2007. The principal amortization payments denominated as a percentage of the original principal amount of the Notes are as follows:

Series	Scheduled Payment Dates	Percentage of original principal amount
A	October 15, 2005 April 15, 2006 October 15, 2006 April 15, 2007 October 15, 2007	2.80% 2.40% 2.40% 0.80% 0.80%

	TOTAL	9.20%

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Series	Scheduled Payment Dates	Percentage of original principal amount
B	October 15, 2005 April 15, 2006 October 15, 2006 April 15, 2007 October 15, 2007	5.00% 6.00% 6.00% 7.00% 7.00%

	TOTAL	31.00%

The principal amortization payments will be made in cash, in the currency in which each Series is denominated (Pesos, Euros, US Dollars, and Yen). Holders of Notes denominated in foreign currency that are residents in Argentina, will receive payments in pesos at the prevailing foreign exchange rate as of the Issuance Date.

The Note Payments indicated in clauses (ii) and (iii) will result in a reduction of Excess Cash amounts payable under the Notes on the next Mandatory Prepayment Date (as defined in the Notes).

Payment shall be made to the holders of the Notes held in global form through the settlement systems of DTC, Euroclear and Clearstream, as applicable. If you are an Argentine resident and you have questions regarding your payments, please contact Banco Rio de la Plata S.A. domiciled at Bartolomé Mitre 480, Ciudad de Buenos Aires (Tel: 54-11-4341-1000), who has been appointed as paying agent in Argentina. Payments to holders of Notes in certificated form will be made by wire transfer to the accounts of the respective holders.

For additional information please contact:

Telecom Argentina
Pedro Insussarry	(54-11) 4968-3743
Moira Colombo	(54-11) 4968-3627
Gastón Urbina	(54-11) 4968-3628

Morgan Stanley & Co. Incorporated	MBA Banco de Inversiones S.A.
Carlos Medina	Diego Steverlynck
(1-212) 761-6520	(54-11) 4319-5865

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This press release does not constitute an offer to sell or a solicitation of an offer to buy the notes referred to herein. Notes issued outside the United States to non-U.S. persons will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), as amended, and may not offered or sold in the United States absent registration or applicable exemption from the registration requirements of the Securities Act. The notes offered to U.S. holders pursuant to the restructuring were offered pursuant to registration statement filed with the U.S. Securities and Exchange Commission. The notes are being issued by Telecom solely in connection with the settlement of its debt restructuring transaction referred to above.

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Telecom Argentina is a company incorporated under the laws of Argentina with its registered office at Alicia Moreau de Justo 50, Piso 10, C1107AAB, Buenos Aires, Argentina. Telecom Argentina is one of Argentina’s largest telecommunications operators. It provides local and long-distance telephony, mobile communications (through its subsidiary Telecom Personal), data and Internet access services in Argentina. It also operates a mobile license in Paraguay through one of its subsidiaries. Telecom Argentina common stock is listed on the Buenos Aires Stock Exchange under the ticker “TECO2” and Telecom Argentina ADSs are listed on the New York Stock Exchange under the ticker “TEO”.

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Disclaimer: This document may contain statements that could constitute forward-looking statements. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect Telecom Argentina’s expected results. The risks and uncertainties include, but are not limited to, the risks and uncertainties disclosed under the caption “Risk Factors” in the registrations statement on Form F-1 (File No. 333-111790) in Amendment No. 2 to the registration statement (filed with the SEC on June 21, 2004), and in any additional amendments to such registration statement. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this document. Telecom Argentina undertakes no obligation to release publicly the results of any revisions to forward-looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in Telecom Argentina’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult Telecom Argentina’s registration statement on Form F-1 as well as periodic filings made on Form 6-K, which are filed with or furnished to the SEC.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	August 25, 2005	By:	/s/ Carlos Alberto Felices
		Name:	Carlos Alberto Felices
		Title:	Chief Executive Officer